UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp. 7, Fragoklisias Street, 2nd Floor Maroussi 151 25 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated February 12, 2009, announcing the Company’s new time charter for Capesize Star Beta and agreement with its lenders on loan covenant waivers.

STAR BULK ANNOUNCES NEW CHARTER FOR CAPESIZE STAR BETA AND AGREES WITH ITS LENDERS ON LOAN COVENANT WAIVERS

Athens, Greece, February 12, 2009 - Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK), a global maritime transportation company focusing on dry bulk cargoes announced today that:

Star Beta

The Star Beta, a Capesize vessel of 174,691 dwt, built in 1993, has been time chartered for a period of 13 to 15 months at a gross daily rate of $32,500.  The vessel is expected to be delivered to its new charterers within February 2009.

Covenant Waivers

The Company has reached agreements in principle with its lenders to obtain waivers for certain covenants including minimum asset coverage covenants contained in its loan agreements. The related terms are described below.

With respect to the $120 million facility, the lender will waive the loan-to-value ratio covenant through January 31, 2010.  The Company will provide a first preferred mortgage on the currently debt-free vessel Star Alpha and pledge an account containing $6 million as further security for this facility.

With respect to the $150 million facility, the lenders will waive the security cover requirement through February 28, 2010, and the Minimum Asset Coverage Ratio for the year 2010 will be reduced to 110% from 125%. The Company will provide first preferred mortgages on the currently debt-free vessels Star Kappa and Star Ypsilon and will pledge an account containing $9 million as further security for this facility.

With respect to the $35 million facility, the lender will waive the security cover requirement through February 28, 2010, and the Minimum Asset Coverage Ratio for the year 2010 will be reduced to 110% from 125%.  The Company will pledge an account containing $5 million as further security for this facility.

The interest spread for each of the above loans will be adjusted to 2% per annum for the duration of the respective waiver period.

The above agreements require final approval by the credit committees of the respective lenders.

The Company also announced that, under the terms of the above referenced agreements, its cash dividends and its share repurchases are being suspended.

Akis Tsirigakis, CEO of Star Bulk commented: “We are pleased with the successful outcome of our discussions with our lenders and the recent significant fleet employment developments strengthening the position of the Company in the current market environment.  Our fleet’s contracted operating days coverage is now 93% in 2009 when taking into account time charter and COA contracts, providing significant cash flow visibility. The suspension of our dividend will reinforce our liquidity and balance sheet.”

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk's vessels transport major bulks, which include iron ore, coal and grain and minor bulks such as bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and is headquartered in Athens, Greece. Its common stock and warrants trade on the Nasdaq Global Market under the symbols "SBLK" and "SBLKW" respectively. Currently, Star Bulk has an operating fleet of twelve dry bulk carriers. The total fleet consists of four Capesize ~~,~~  and eight Supramax dry bulk vessels with an average age of approximately 9.7 years and a combined cargo carrying capacity of 1,106,250 deadweight tons.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk's future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "may," or words of similar meaning.

Such forward-looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Bulk's examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Bulk believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Star Bulk cannot assure you that Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk's operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Star Bulk's results to differ materially from those described in the forward-looking statements can be found in Star Bulk's Registration Statement on Form F-1/F-4, Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Bulk disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:
George Syllantavos

CFO
Star Bulk Carriers Corp.

7 Fragoklisias Street

Maroussi 15125

Athens, Greece

Tel: +30 210 6178400

www.starbulk.com

Investor Relations / Financial Media:

Nicolas Bornozis

President
Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: February 12, 2009	By:	/s/ PROKOPIOS TSIRIGAKIS
	Name:	Prokopios Tsirigakis
	Title:	Chief Executive Officer and President